UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
February 2010 Down 6.9% Year over Year

Mexico City, March 4, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for February 2010 decreased by 6.9% when compared to February 2009.

This announcement reflects comparisons between February 1 through February 28, 2010 and February 1 through February 28, 2009. Transit and general aviation passengers are excluded.

Domestic
Airport	February 2009	February 2010	% Change
Cancún	195,552	183,850	(6.0)
Cozumel	5,651	3,332	(41.0)
Huatulco	26,643	20,778	(22.0)
Mérida	77,345	74,805	(3.3)
Minatitlán	10,933	9,950	(9.0)
Oaxaca	44,250	32,941	(25.6)
Tapachula	18,578	13,666	(26.4)
Veracruz	68,087	58,324	(14.3)
Villahermosa	60,616	51,212	(15.5)
Total Domestic	507,655	448,858	(11.6)

International
Airport	February 2009	February 2010	% Change
Cancún	961,078	908,637	(5.5)
Cozumel	42,802	45,475	6.2
Huatulco	13,798	15,338	11.2
Mérida	7,524	7,825	4.0
Minatitlán	213	369	73.2
Oaxaca	5,059	4,202	(16.9)
Tapachula	283	262	(7.4)
Veracruz	4,967	5,266	6.0
Villahermosa	3,447	3,713	7.7
Total International	1,039,171	991,087	(4.6)

ASUR Page 1 of 2

Total
Airport	February 2009	February 2010	% Change
Cancún	1,156,630	1,092,487	(5.5)
Cozumel	48,453	48,807	0.7
Huatulco	40,441	36,116	(10.7)
Mérida	84,869	82,630	(2.6)
Minatitlán	11,146	10,319	(7.4)
Oaxaca	49,309	37,143	(24.7)
Tapachula	18,861	13,928	(26.2)
Veracruz	73,054	63,590	(13.0)
Villahermosa	64,063	54,925	(14.3)
ASUR Total	1,546,826	1,439,945	(6.9)

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

ASUR Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: March 4, 2010